

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 17, 2016

Via E-mail
Wu Enlai
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re:** **PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2015**
> **Filed April 28, 2016**
> **File No. 1-15006**

Dear Mr. Wu:

We have limited our review of your filing to the financial statements and related disclosures along with the other issues we have addressed below and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

General

1. You disclose on page 30 of the 20-F that during 2015 you sourced crude oil from Sudan. You disclose on page 10 that during 2015 CNPC had projects in countries including Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your December 3, 2013 letter to us, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or

components you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this regard, we note that, since the 2013 review you and CNPC have been the subject of negative publicity and divestment initiatives relating to contacts with Sudan.

Information on the Company, page 16

Reserves, page 19

3. We note that proved undeveloped reserves decreased 1,065.0 million BOE through revisions due to factors including "the drop of crude oil price." Please quantify the impact of individual items that make up the revisions recorded during 2015 for us. Refer to Item 1203(b) of Regulation S-K.

4. You provide a sensitivity analysis of your domestic reserves based on different price scenarios for oil of (i.e., assuming $70 per barrel and the 12-month average oil prices for both 2014 and 2015) on page 23. Tell us whether the assumptions used to prepare this sensitivity analysis are based on a range of prices and costs that you believe may reasonably be achieved. In addition, disclose the specific prices that were used as the 12-month average oil prices for 2014 and 2015. With your response, tell us why your sensitivity analysis is limited to your domestic reserves. Refer to Item 1202(b) of Regulation S-K.

5. We note that your sensitivity analysis assumes that the average natural gas price is unchanged from the price used to calculate your reserves for 2015. Considering that approximately 60% of your proved reserves were natural gas as of December 31, 2015, tell us why you did not provide a sensitivity analysis based on a range of natural gas prices that may reasonably be achieved.

Notes to the Consolidated Financial Statements

Note 5 – Critical Accounting Estimates and Judgments, page F-19

Estimation of Impairment of Property, Plant and Equipment, page F-20

6.   Your disclosure states that determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products, and the production profile. Expand your disclosure to provide additional information regarding the high degree of judgment involved in establishing the key assumptions used in your impairment testing. Your revised disclosure should include a discussion of your basis for these assumptions, including the process through which current economic conditions are taken into account. Refer to section V of SEC Release No. 33-8350.

7.   You state that favorable changes to some assumptions, or not updating assumptions previously made, may allow you to avoid the need to impair any assets, whereas unfavorable changes may cause the assets to become impaired. Revise this disclosure to more clearly address the extent to which there is uncertainty associated with the key assumptions used in your impairment testing and explain in greater detail how reasonably likely changes in circumstances or expectations of future performance could affect capitalized amounts for your oil and natural gas properties.

Note 15 – Property, Plant and Equipment, page F-26

8.   We note that you incurred impairment losses of RMB 22,922 million in 2015 related to oil and gas properties and construction in progress under the Exploration and Production segment. Disclosure in your filing states that the primary factors resulting in these impairment losses was the lower price of crude oil, higher production costs, and operating costs. Revise to more clearly describe the process through which internal and external sources of information were considered in determining whether your oil and gas assets were impaired. In addition, compare the assets for which impairment was deemed necessary to the assets for which there were indications of impairment as of December 31, 2015, but for which impairment was not deemed necessary. Refer to paragraphs 12-14 of IAS 36.

9.   You state that the carrying values of the impaired oil and gas properties were written down to their recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. Tell us about management's basis for estimating the expected future cash flows used to measure the value of your oil and natural gas properties. For example, considering that international oil and natural gas prices have declined substantially compared to the prior year, describe for us your methodology for estimating future cash inflows over the remaining useful life of your oil and natural gas properties and show us the internal price forecasts used as your basis for

long term commodity prices. Your response should describe the process through which you determined that the assumptions on which you based your projections are consistent with past actual outcomes and explain how you examined the causes of differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.

10.   You cite higher production costs as a primary factor resulting in the impairment losses recognized in 2015. However, it appears that average lifting costs decreased in 2015 compared to 2014. Please address this apparent inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources